Exhibit 99.1

ParaZero Receives a Recurring Bulk Order of SafeAir Systems from an Australian Distributor

Kfar Saba, Israel, July 03, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems today announced that it has received a follow-on order for its SafeAir™ drone safety systems from a leading Australian drone technology distributor. This new order specifically includes SafeAir™ systems for widely deployed DJI platforms across various commercial, law enforcement, search and rescue and other governmental sectors.

This order follows the distributor’s initial procurement in late 2024, which marked ParaZero’s growing presence in the Australian market. The distributor continues to expand its offering of CASA-recognized SafeAir systems to meet increasing demand driven by evolving drone regulations and the need for safety-assured operations.

ParaZero’s SafeAir system is designed to autonomously detect flight anomalies and deploy a parachute in the event of failure, significantly reducing the risk of injury or damage. Operational safety credit granted by Civil Aviation Safety Authority (CASA) to operators specifically using the SafeAir System have made it a key enabler for commercial drone flights over or near people and populated areas across Australia.

“This follow-on order highlights the continued trust our partners place in ParaZero’s safety technologies,” said Boaz Shetzer, CEO of ParaZero. “The adoption of SafeAir for DJI’s drones reflects the industry’s growing focus on regulatory compliance and operational safety, especially for widely-used drone platforms.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its growing presence in the Australian market, increasing demand driven by evolving drone regulations and the need for safety-assured operations and the drone industry’s growing focus on regulatory compliance and operational safety, especially for widely-used drone platforms. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 1st HaTachana St.

Kfar Saba, Israel 4453001

P: +972-502753666 | E: contact@parazero.com